SUB-ITEM 77Q1(d): Amended investment policies


	On November 18, 2003, the Fund's Board of Directors approved the adoption of an options strategy for the Investment Grade Fixed Income Portfolio, under which that Portfolio may write (sell) covered and uncovered put and call options on equity and debt securities, securities indexes, futures and swaps (commonly referred to as "swaptions") and purchase put and call options for hedging purposes or to increase total return.